UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

SEC 20-F Statement Filed; Standard & Poor’s Listed

April 3, 2006	For Immediate Release

NEWS RELEASE

GREAT PANTHER RE-DISCOVERS SPANISH RICHES AT GUANAJUATO

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that preliminary sampling at its Guanajuato Silver-Gold Mine Complex in Guanajuato, Mexico has returned spectacular bonanza grades from the Valenciana Mine. Silver grades ranged from 1,100 g/t (32 oz/t) to 30,468 g/t (889 oz/t) and gold grades ranged from 19 g/t (0.6 oz/t) to 177 g/t (5.2 oz/t) in 27 selective grab samples taken by the mine staff. These results yield an arithmetic average of 11,036 g/t (322 oz/t) Ag and 62 g/t Au (1.8 oz/t). Using a silver to gold ratio of 60:1, this equates to a silver equivalent grade of 430 oz/t or a gold equivalent grade of 7.2 oz/t. The samples also contained, on average, 0.34% Cu, 0.24% Pb and 0.87% Zn.

The samples were taken from the walls of old stopes in a part of the mine that has historically been mined by hand, dating back to the early 19th century. As such, there has been very little, if any, mechanized mining here and stopes are typically small and erratic in shape. The sampling was carried out as a first-pass assessment of the tenor and distribution of mineralization that has been left behind by these historic mining campaigns. Consequently, it is presently unknown just how representative these grades may be from a mining standpoint.

Significantly, the sampling came from 6 different stopes above and below the 285 metre level over a total strike length of about 500 metres. Grades from the various stopes were comparable. Five of these stopes lie within 200 metres of the Valenciana shaft and there has been only limited development below this level to the bottom of the shaft, approximately 150 metres below. The sixth stope, number 1414, lies 400 metres southeast of the shaft and has been partially developed between the 285 and 320 metre levels. There has been no development above this for at least 100 metres and there does not appear to have been any work done below it at all, suggesting that the mineralization is totally open to depth. Longitudinal sections of the mine are available for viewing on the Company’s website at www.greatpanther.com.

At present, the Company has insufficient information to determine the extent of this mineralization or to quantify any potential volumes. The most important issue in doing this is in evaluating the safety level of any procedure that could be implemented to extract this material from the historic workings. Any mining below these levels, however, would be in virgin rock and could be developed using modern techniques and safety standards.

With these grades, this material would not need to be processed at the on-site plant, but would be shipped directly to the smelter for processing, thereby decreasing the production costs and increasing the net value. Understandably, it would not take a lot of this material to make a significant contribution to the Company’s revenue stream.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

The Valenciana Mine has always been known for its high grades. Mineralization was first discovered here by the Spanish in 1768 and the ore was so rich that Valenciana quickly became the most productive silver mine in the world in the second half of the 18th century (Elizabeth Emma Ferry, Cultural Anthropology, 2002). Of the 3 operating shafts on Great Panther’s property, Valenciana is the deepest, at 500 metres, and limited diamond drilling in the 1980’s suggest that the mineralization continues below this for at least another 200 metres.

As reported on March 28, 2006, Great Panther has started to commission the 1,200 tonne per day plant and is preparing to place the Guanajuato Mine Complex back into production. As there are three 400 tonne per day ball mills in the plant, the Company aims to start one in each remaining quarter of 2006 such that the plant will be at full capacity by year end. With this objective in mind, the mine personnel are developing a new internal resource base to feed the plant and provide the basis for a NI43-101 compliant resource by the end of 2006.

Samples were analysed at ALS Chemex in Vancouver, BC, initially by the ICP method. Samples grading in excess of 100ppm Ag are routinely Fire Assayed with an Atomic Absorption finish and any over 1,000ppm are then assayed by a Gravimetric Method. As some of these samples exceeded the upper threshold of that method (i.e. 10,000ppm Ag) they were analysed by the same method used for concentrates. Gold was assayed by Fire Assay-Atomic Absorption. Copper, lead and zinc were analysed by ICP with samples over 10,000ppm (1%) being reassayed by Atomic Absorption.

Aspects of the Guanajuato Mine relating to mining and metallurgy are overseen by Ing. Francisco Ramos Sánchez, Vice-President of Operations for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for the Guanajuato Project under the meaning of NI 43-101.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: April 4, 2006

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